UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

On July 20, 2018, CEMEX, S.A.B. de C.V. (NYSE: CX) (“CEMEX”) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that CEMEX’s indirect subsidiaries, CEMEX Latam Holdings, S.A. and CEMEX Colombia S.A. (“CEMEX Colombia”), today informed the Colombian Financial Superintendency (Superintendencia Financiera de Colombia) that CEMEX Colombia acknowledged being notified of a resolution regarding the proceedings initiated on June 5, 2010 by the District of Bogotá’s Environmental Secretary (Secretaría Distrital de Ambiente de Bogotá) against CEMEX Colombia and others for alleged environmental infractions, through which CEMEX Colombia was fined for the amount of $1,234,000,000 Colombian Pesos (equivalent to approximately U.S.$429,068 based on an exchange rate of $2,876 Colombian Pesos to U.S.$1) for using subterranean waters of the Tunjuelo River without having the corresponding concession or permit, except that no damage was caused. CEMEX Colombia was expressly exonerated of carrying out harmful activities against the Tunjuelo River because no negligent or willful misconduct was proven against the company.

CEMEX Colombia can file a reinstatement claim (recurso de reposición) before the same authority or an annulment and reestablishment of right claim (acción de nulidad y restablecimiento de derecho) before the administrative courts against the aforementioned resolution. As of today, CEMEX Colombia estimates that it will not file any of these.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: July 20, 2018	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller